Exhibit 99.3

International Conference Call

JBS S/A (JBSS3)

3Q24 Earnings Results Transcription

November 14th, 2024

Operator: Good morning and welcome to JBS S/A and JBS USA 3Q24 earnings results conference call.

At this time, all participants are in a listen-only mode. Ensuing this, we will go on to the question-and-answer session when further instructions will be provided. As a reminder, this conference is being recorded.

Any statements eventually made during this conference call in connection with the Company business outlook projections, operating and financial targets and potential growth should be understood as merely forecast based on the Company management’s expectations regarding the future of JBS. Such expectations are highly dependent on market conditions, on Brazil’s overall economic performance, and on industry and international market behavior, and therefore, are subject to change.

With us today are Gilberto Tomazoni, the Global CEO, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Officer.

I would like to turn the conference over to Mr. Gilberto Tomazoni, the Global CEO. You may proceed, sir.

Gilberto Tomazoni: Well, thank you for participating in our results teleconference.

The 3Q24 reaffirm our positive outlook for the year, as we announced previously. Once again, JBS highlights the strength of its results, thanks to the multiprotein platform, the quality of our team, and our focus on operational excellence.

Net revenue was a record of R$110 billion, a growth of 21% vis-à-vis the 2Q23. In dollars, net revenue was a record at 19.9 billion. During this period, EBITDA reached 2.2 billion with a consolidated margin of 10.8%, marking a nearly 5 percentage point increase compared to the same quarter in 2023.

The results presented this quarter allow us to announce that the Company will distribute dividends on January 15, 2025, of R$ 1,00 per share, totaling US$382 million. Last October, approximately US$815 million in dividends were paid out.

Our poultry and pork operations in Brazil and the United States performed above expectations, especially Seara that closed with a record-breaking quarter of 21% margin, strong global demand, favorable grain costs, and our agility in managing product and market mix alongside our focus on high-added value products and innovation complement the results of already implemented operational improvements and efficiency productivity and commercial enhancements.

Pilgrim’s reported a solid 16.9% margin this quarter driven by robust demand primarily in Europe, the USA, and Mexico. Operational improvements and portfolio diversification into value-added products and brands also contributed to these results, along with partnerships with key customers aimed at delivering value to consumers. The business performance also reflects a focus on quality, service, and innovation.

Our US Pork business posted a 12.1 margin driven by higher sales both in the USA and internationally, along with impressive growth in value-added products and strong gains across agricultural performance metrics.

I’d like to emphasize once more that JBS’ multi-geography, multi-protein platform, is unmatched in its resilience amid market challenges.

Well, the US operations are still feeling the effects of the cattle cycle, JBS Brazil posted one of its best performances with an 11.6% margin driven by the beef segment. Beyond the high export volume, Friboi results reflect the pursuit of operational excellence, the increase in domestic demand, the opening of new markets, and the improvement of the product mix with a focus on value-added products, branding, and customer service.

Australia continues to capture the benefits of the cattle cycle with a 9.8 margin in the 3Q, despite rising livestock prices. The outlook for this business remains favorable in the coming quarters. We’re focused on growth fueled by diversification, innovation, value-added products, and strong brand.

Recently, we announced an investment to expand Huon Agriculture Salmon production in Australia, and in Jeddah, Saudi Arabia, we’re finishing a new Seara facility that will quadruple local value-added chicken product capacity in the region.

I’d like to emphasize that our 3Q performance underscores the strength of our financial management as leverage dropped to 2.15 times in US dollars, while net debt was reduced by US$1 billion, decreasing to 13.7 billion, and net profit came at US$ 693 million. With our global footprint, the expertise of our team, ongoing innovation and commitment to operational excellence, JBS is primed to continue delivering value to our customers, consumers, and stakeholders alike.

I want to emphasize that the robustness of this quarter is not an outlier, as when we consider the cumulative results of the last six years, JBS has generated an average annual return to shareholders of approximately 20% in US dollars, and a free cash flow of US$14.4 billion before expansion of CAPEX, delivering both growth and value. During this period, US$7.7 billion were invested in organic growth and M&As, and US$6.5 billion were distributed in dividends and share buybacks.

Thank you once again for your participation in this results call. I will now turn the floor over to Guilherme, who will speak about our figures in detail.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s go on to the financial highlights beginning on slide number 12.

Net revenue for the 3Q was R$110 billion, or US$20 billion, a record both in BRLs and dollars. Adjusted EBITDA totals US$2.2 billion and represents a margin of 10.8% in the quarter. Net profit was 693 million in the quarter. Excluding the non-recurring items, adjusted net income would be US$730 billion.

This is another quarter of strong results, and I would like to highlight that last night we released the new assumptions for the Company guidelines for the year 2024, therefore, our new number consider a net revenue of R$412 billion, or US$77 billion, and adjusted EBITDA is R$37 billion and US$7.1 billion, which implies an EBITDA margin between 9 and 9.3% for the year.

We go on to slide 13, operating cash flow in the quarter was US$1.9 billion. Now, free cash flow for the quarter was US$1 billion, an increase of 65% year on year. Year to date, free cash flow generation was US$1.4 billion. This strong generation is explained by the improvement in results for all of our business units, except JBS Beef North America, which is facing a challenging moment in the cattle cycle.

CAPEX in the quarter was US$321 million, 60% of which was maintenance CAPEX. The total amount is 15% lower than the 3Q23 and is in line with our estimate for the year of US$1.3 billion.

Going on to slide 15, net debt at the end of the 3Q24, was US$13.7 billion, a billion-dollar reduction compared to the previous quarter, reflecting the strong free cash flow generation in the period. During the quarter, we carried out two important movements for the Company: First, there is the repurchase of 722 million in CRA. In addition to reducing growth debt, this repurchase excludes all remaining financial covenants of the Company’s debt; second, we have the first issue of Seara CRA in October in three tranches at 5, 10 and 20 years with the lowest spread over NTNB of the CRAs ever issued by JBS.

Leverage in dollars came down in just one quarter from 2,77 times, ending at the 3Q at 2.15 times. The reduction is due to the expansion of EBITDA and the reduction in debt due to the cash generation. For the end of the year, merely as an exercise without considering leverage guidance, if we consider the 3Q24 net debt of US$13.7 billion and simply divided by the average EBITDA of our guidance of US$7 billion, our leverage would be below 2 times by the end of the year.

Over the past six years, we have maintained a balanced approach and growth, US$3 billion in M&A, 4.5 billion in organic growth, 3.8 billion in dividends, and US$2.8 billion in share buyback. It is important to mention that this entire amount was funded by the Company’s free cash flow generation. The strong free cash flow generation, despite our largest business in terms of net revenue.

JBS Beef North America is still facing a challenging scenario but shows the robustness of our unique platform. In October, we paid interim dividends amounting to US$812 million equivalent to 0.37 cents per share. We also announced last night an additional payment of dividends of 382 million, equivalent to US$0.17 cents per share. Now, if we add both of these that total US$1.2 billion, the dividend yield as of today is approximately 8.5%. Additionally, we reopened our share buyback program, which can buy up to 113 million shares.

I will now go through the business units. We begin with Seara on slide 16. Net revenue growth was 5% year-on-year while profitability grew by a significant 15.5 percentage points, reaching 21% EBITDA margin. These numbers are the result of better commercial and operational execution, strong global demand, and the expansion of a value-added portfolio. Seara continues with its strategy of winning consumer preference through product quality innovation, achieving growth in penetration and repurchase rates.

Now, slide 17, JBS Brazil recorded a net revenue 10% higher than in the 3Q23 driven by higher volume sold in the international market. This result is attributed to strong global demand in addition to a favorable livestock cycle. EBITDA margin reached 11.6%, an increase of 8.2 percentage points in the annual comparison.

On slide 18, in dollars and US-GAAP, the net revenue grew 6% year on year in the quarter as a result of strong demand for beef in the period. Profitability continues to be pressured by the challenging cattle cycle, which has kept the price of live cattle at high price.

On slide 19, we have JBS Australia with higher volumes sold and prices. The improvement in profitability reflects the increase in operational efficiencies. And despite the favorable stock cycle, we grew 25% in yearly comparisons.

On slide 20, we speak about JBS USA Pork. In the domestic pork, the increase in revenue is a result of higher sales volume driven by strong seasonal demand. Pork consumption is also being favored by the average price of beef, which remains at high levels. The quarter’s profitability was positively impacted by lower grain costs.

Pilgrim’s Pride, as highlighted in slide 21, recorded an increase in net revenue of 5% in the 3Q24 vis-à-vis the 3Q23. Throughout the quarter, the Company continues to focus on operational excellence, portfolio diversification, and strengthening partnership with key customers. The focus on quality, improving the level of service and innovation is reflected in the strong results of this quarter.

With this, I would like to open up for the question-and-answer session.

Question and Answer Session

Thiago Duarte, BTG: Well, thank you and a good day to all of you, Tomazoni, Guilherme, and the entire team. We have two questions. So first, well, the dynamic of margins of Seara is very clear, but if you could offer us more details on your revenue? The revenue has grown significantly year on year, but based on the remarks that you make available, it is being pushed by in natura products and not by volume. Therefore, I would like to understand how you assess that dynamic for revenue in the light of the investments that were made in processed products to gain capacity in the last few years, and how you imagine that dynamic going forward. It has given you a high share for many years, and we are under the impression that this is not the case now when we think about processed products in Brazil.

The second question, recently, one of the Company competitors in the USA disclosed their guidance for the coming year. To think of the poultry business, what is implicit is maintaining margins for the next 12 months at level similar to the last 12 months. So I would like to provoke you and by looking at Pilgrim business, if you understand that this is a realistic assumption. If you think it is reasonable to look upon the margins of the poultry business in the USA remaining at the levels we have seen in the last 12 months. These are my questions. Thank you.

Gilberto Tomazoni: Good morning, Thiago. Thank you very much for the questions. We are going to start answering your question about Seara. If I understood well your question, you made a comparison with investments made by Seara for growth in processed food. And you understand that Seara has not demonstrated a significant growth in terms of volume. Let me explain to you so that you can understand the broad context.

First, I would like to say that the penetration of Seara’s products and their repurchase stand above 90%, excellent levels. The preference of the brand is making headway, so we see a very positive evolution from the commercial viewpoint in terms of consumer preference, and this is what matters. We’re increasing the penetration, we’re increasing the purchase, repurchase, and we’re increasing the preference of the brands. This is what is important. These are the long-term foundations for the Company.

Last call, I mentioned that we are making a scientific management of the pricing. And this scientific management of prices means to execute the commercial policy with discipline, be it related to the prices offered to the clients, to customers, or the final price to the consumer. So this is why it’s very important to understand the overall idea. Why? Because it has to do with the value.

Last quarter, for example, if you consider only prepared food, compared quarters, the average price increased if we compare the prices, because there is the components of mix and prices. So that would account for more than 8%. And the volume had no downturn. So this is why when you look at Seara, you see that Seara goes in the volumes of processed food at more than 4%.

And why is this important? How do we manage to increase prices, the average prices? Because we remove the outliers from the equation. So we made the elasticity curve management that includes prices and volumes, we recognize what’s the value zone for the customer, the client, and the Company, and this is a work that is just in the beginning. So we are making improvements in the pricing management.

And in addition to the point of sale, that includes transforming the marketing strategy for the final consumer in a visible way, the results will be extraordinary, both in terms of margin that became more evident in the quarter, this quarter, I mentioned more than 8% increase, and also in the increase in volumes, because outliers would not help you in any way. Outliers would only destroy value to the consumer, to the Company. So this disciplined management is something that Seara is going to continue executing with much more precision in the future.

When you mention the poultry in the United States, first, what I would like to say is that the demand for poultry is a very strong demand, a global demand. Exports in Brazil, market, our exports in the United States. So there is a very strong demand for poultry. And the price of poultry, the price of meat in the United States is very high, especially in the United States. So we follow, we monitor the curves of prices of beef. So if beef is expensive, consumers would migrate to pork, to poultry. So the demand continues to be very strong. So there is a discipline between supply and demand. So we see a balance in this.

So the grain prices as they are today considering the climate situations, inventories, they are all very well-balanced. So we believe that this positive cycle of poultry is likely to continue.

Thiago Duarte: Thank you Tomazoni for the answers.

Leonardo Alencar, XP: Good morning, Chris, Cavalcanti, Batista, Tomazoni. Congratulations on the quarter. I would like to discuss US Beef.

Without a doubt, we have been discussing about margins and the dynamics of cycles, and the sequential improvement was better than expected. But I would like to listen to your take. So what do you expect for 2025 and 2026? We see that the slaughter rate dropped a little when compared to last year. So we question what would be the capacity of the industry?

But there was an increase in the average weight. So there was a drop in the slaughter rate, but even so, we see that demand has been very relevant, very consistent with high prices. Do you see any signs of retention of females so that you can think of a change in the cycle for the future? And when would the cycle change happen? Do you believe that there’s room to have this offset of the lower slaughter and increase in the average weight so that the production of beef would not be so affected?

So I would like to understand your take on this. I would like to know if there is room for considering flat margins in 2025 or do we have a downward trend? So I would like to understand those dynamics of US Beef.

And something else that I would like to discuss is related to Friboi in Brazil. Although margins are not record margins, but they are very good. But this may be just a snapshot that may have grown older. So in the past we have low offers, we had records of volumes of exports, devaluation in the currency. So if you could make some comments about what you expect for the next quarter and what you expect for 2025 and how this is going to be passed through for the future.

Gilberto Tomazoni: Thank you, Leonardo, for your question. Wesley, could you answer this question about US Beef? And then I’ll answer the question about Friboi in Brazil.

Wesley Batista: Yes, good morning. Good morning, Leonardo. We believe that the rotation of female in the United States has started. It has started, but it has not reached 100%. It’s not at the same rate that we saw in 2015 when the cycle was at a low level. So we started with a lower slaughter of cows. So it’s much low, it’s low year to date, 14%, if you exclude the cows, the milk cows and only consider the ones for sale.

And we see that in October the reduction of slaughter of females is likely to accelerate in the 4Q, especially if you eliminate the milk cows. So we can see that in 2025 we are likely to start signs, stronger signs of female retention. There was consideration of the dry season, but it’s no longer a concern because it rained quite a lot. So there was wet snow in places where it was dry. So we see that some regions to the north that this movement is much more advanced in terms of female retention. So we believe that it has already started, but we are going to see this movement in 2025.

We are likely to have a stronger retention in 2025, which started from the cows, and our expectation is that we are likely to see heifers being retained in 2025. Of course, when we see the female retention and the younger cows with a reduction of the females that go to confinement, so we see that is going to be a restriction in the offer, no doubt about that. And there is a moment when this is going to happen. And this may be negative in the short run, but that means that in the long term we are going to have some improvements so that we can move on to the positive part of the cycle.

So we believe that this is going to start in 2025, and it’s likely to impact the 2H25. This is how we see it. As Tomazoni said, and as he answered Thiago’s question, we can see demand for the three proteins with a very strong perspective. Even when if we see female retention of young cows and if we see female retention, and the intensity that is required, it’s very likely that we are going to balance this equation.

In terms of weight, of course, if you have a feeder cattle, which is expensive and the grain is cheap, of course, the producer will do whatever he can in order to increase the weight, of course. So the cattle is very heavy. But I don’t think it’s going to be at the same level that we saw this year, because we come to a point when the animal has reached a weight, a very high weight, and I do not believe that we are going to have an increase in the weight, not at the proportion that we saw previously.

So what we see today in terms of weight of cattle is historic. So as a summary, retention is just starting, it’s going to intensify in 2025, offer is likely to be reduced, and we are very optimistic in terms of demand for beef in the United States.

Gilberto Tomazoni: Leonardo, going back to your question about Brazil, specifically about Friboi, according to your question, I would like to say that this quarter, Friboi had the result from what he has done in terms of investments, in branding, investment in better services provided to the consumer, added value activities. And this is reflected, this is the fourth year in a row that Friboi is top of mind for barbecue activities or renowned or recognized in meat, branding. So there’s more accessibility because of the price of the meat.

And because of the lower prices, consumers went for those established brands. And Friboi had the result of all the investment made, and this is aligned with the strong demand at the international level. And this is a demand that the world have for protein. So all proteins are demanded at high level.

The thing is that the price of the oxen has increased a lot. Yes, I believe that we see that there was a drop in price and now it is resuming again. So I believe there is room for a small adjustment. I do not expect to see the prices that we saw back then because they were so high, and they are not sustainable. And producers have to be making money at all times. Otherwise, there will be no investments and there will be no increase in production.

I do not think we’re going to have the same values that we had back then, but I believe that we need some level of correction. Why do I say that? Because the global demand is still very strong, and with this strong demand, we can improve our prices and some currencies in some countries that demand a lot of our products also had an adjustment. So depending on the currency, the consumer will pay less because of the currency exchange.

And the internal market is very challenging. The prices that we see of cattle are very challenging. There was a growth, an explosion of growth in the past. Now, the prices that we have now are very challenging and this is why I say that there is room for making some adjustments to the prices because it’s supply and demand that will regulate this market.

This quarter we’re going to have all the celebrations, we have the Christmas bonus, and the domestic market is still very challenging. So we’re going to see in the margin of Friboi something different that was delivered this quarter.

Leonardo Alencar: Tomazoni, thank you very much for the information. Thank you.

Ricardo Alves, Morgan Stanley: Good morning, everyone. Another impressive quarter. Thank you very much for the possibility of asking questions to you. I would like to ask a question to Guilherme about cash generation.

The 5.5 billion are very solid in relation to what we reported previously. So I would like to understand the dynamics of cash consumption in the working capital. If I’m not mistaken, it’s 1.5 billion. Could you provide more details about the specific lines of accounts receivable and inventories, please?

We expect a stronger 4Q in terms of cash generation considering the dynamics of US Beef. So my question is, couldn’t we expect an even better generation considering the dynamics that we have seen in the 3Q in terms of working capital? Maybe there is a possibility to use the inventory. I would like to understand the dynamics of working capital and to understand what the dynamics of cash generation for the future could be.

Considering the context of this new distribution of dividends so that we can understand how you see the capital structure nowadays. So the level is very quick, you’re distributing a lot of money to the shareholders, but according to our calculations, the leverage ratio is reduced. So, what would be the ideal capital structure considering all the layouts to the shareholders, considering the inorganic market, M&As? And that would help us clarify this point.

And my second question is very quick about Seara. Maybe Tomazoni has already talked about the demand market. I would like to understand the cost. What’s the position of the Company in terms of the purchase of corn for the quarter? These are my questions. Thank you.

Guilherme Cavalcanti: Hi Ricardo. I’m going to answer part of your second question. Yes, there was an inventory level that increased and that was a result of what happened to Seara. We have also taken the opportunity of using the moment because of the lower prices of corn. So this is the answer about the period that you asked it.

We generate more cash in the 4Q because you have suppliers that will move to January. We refer to it as deferred livestock. So the 4Q, again, 4Q is usually a moment when we generate more cash. And in terms of leverage ratio, in October we paid about US$800 million in dividends, the generation of the 4Q tends to be very strong and the leverage will very much likely to be lower than two times.

And I’m going to say something different from what I said previously, I may have some cash consumption, but the cash generation is going to be positive, and it may be a bit lower because I may use some balance levers that is going to result in lower expenses next year. Basically this is it. This year we can apply the calculations that I made in the beginning of the year when we consider a break-even EBITDA of 3,500. If we consider the guidance of US$7 billion and if you make the deduction and remove 25% of effective aliquot will have an amount of free cash flow for the year. So this is the break-even EBITDA that I mentioned back then.

It may be a bit lower. If I want to remove some levers from the balance sheet, I may touch upon that. But the indication that I provided you with is still valid and I’m going to provide another break-even guidance, and if you see on the table, on page 6 of the press release, you’re going to see that our free cash flow was very clean. What I mean to say is that there was not a lot of impact of working capital, the biological asset was according to what I expected, and the prices of the grains dropped, the interest rates are also in line of what we expected as well as the CAPEX, and also, the lease is also aligned. So the cash flow is very much according to what we expected.

Now talking about the capital structure, as we mentioned in the in the beginning of the call, in the past six years we generated about US$4 billion of cash flow before the expansion CAPEX and this was divided 50 and 50 dividends and repurchase of shares and growth for expansion and acquisitions. So I think this is a very interesting approach. I would like to remind you that in Brazil, we have a minimal dividend that must be paid, 25% of the net income. This is according to the law. And you don’t have that in the United States. So you have to look at the dynamics of this sector.

If you look at Tyson, for example, in the past six months, they paid about US$700 million per year. They were very constant in terms of payment of dividends. The same happened to Hormel or ADM. Bunge, they paid about US$400 million per year. They try to maintain a predictable dividend yield so that you can have a minimal dividend yield so that you can attract pension funds that need the cash in order to pay the members.

So since they are cyclical companies, you cannot promise a dividend yield, but you try to make it as stable as possible. If you look at the six years back, we can see that the average dividend was US$800 million per year. If I include the share buyback, we returned US$1.2 billion to the shareholders. As I said, we’re talking about a free cash flow of about US$2.5 billion.

If you consider that half of it will be allocated to growth and half of it will be allocated to dividends, I’m not saying that this is what’s going to happen because M&A depends on the opportunity we have at the moment. So you may have an acquisition because the opportunity was very good and you do not have to have this balance so exact, but along the year you tend to balance this.

So basically, this is the policy that we want to implement. We want to keep at 3 times the net debt over EBITDA. And if we stand at 2.5 times, we may have an upgrade. And in terms of rating, you have one notch for governance. We are Triple B minus. In financial metrics, we are better in terms of rating. And if we maintain this consistency of 2 or 2.5 times, we may request or demand a higher rating. So this is how we see our capital structure.

And when we are generating this free cash flow at a constant level, we can continue investing in the growth of the Company, and we can also provide value to the shareholders and maintain a very solid balance sheet. Is it clear?

Gilberto Tomazoni: To add to your question about Seara, yes, indeed. First of all, we did not disclose our strategy in terms of our stance with grains. As Guilherme mentioned that the Seara inventories had increased, our strategy is based on two pillars: One that is physical; and the other based on derivatives. What Guilherme mentioned refers to the physical part to guarantee the supply of our plant. It doesn’t represent only part of our policy because we have both things, the protection of cost and the protection of having the right supply.

As I mentioned, we don’t disclose this strategy, but I will reiterate what I said before; we should not have significant surprises when it comes to costs. Well, because of the climate issue, it is under control, and of course, the exchange rate of the dollar does have an impact in Brazil, even with a flat price. We tend to have a higher cost in BRLs, but there are no significant cost variations.

Ricardo Alves: Well, thank you. Thank you for the very detailed answers, Tomazoni and Guilherme.

Isabella Simonato, Bank of America: Good morning, Tomazoni. Good morning, Guilherme and the rest of the team. Congratulations for your results. I would like to go back a bit to that discussion on demand, which is a recurrent point. And one of the doubts that we have refers to your reading of a potential upside in terms of prices. Well, the resiliency of prices for beef in the United States is something that is quite clear, but the three largest producers will perhaps have less supply, Brazil, Australia, and the United States.

So, my question is whether there is an upside for the cost of beef and subsequently for all other proteins, or should we instead think about a maintenance of these very steep levels?

The second question, Guilherme, you mentioned that you will speak about the EBITDA for the coming year. Now, to focus a bit on the CAPEX, would it be reasonable to presume that the CAPEX for 2025 – of course, with the exception of potential M&As – if it will stand at that 1.3 billion, as you mentioned previously? Thank you.

Guilherme Cavalcanti: Hello, Isabella. I will begin with the CAPEX. Well, this is a time of year when we’re working on our budgeting. But let us recall that this year, we worked with a budgeting and the period in 2023 was much more challenging than what we observe at present. Now to comply with our policy of maintaining 2 to 3 times net debt EBITDA, preferably at 2.5 times, I think we prefer to stand at 2.5 times, even paying out dividends, even though we may think about acquisitions and, of course, having an expansion CAPEX.

There are excellent opportunities in the United States for poultry, very good opportunities in Australia for aquaculture, poultry, and, of course, here, opportunities for Seara in Brazil. So, we will go back to having organic growth as our cash generation will allow for this whilst we maintain a low leverage and bolster the growth of the Company.

We are working on the budgeting, perhaps at our next results call I will once again offer this guidance for a break-even with a CAPEX that will be higher than this year because the expansion CAPEX should rise a bit.

Now, when we speak about beef in USA, the upside, well, yes, if the supply tends to drop because of that beginning of the retention of females, and if demand continues to be stable, I think it would be reasonable to expect that we will have an upside. Now, when this will happen, which will be the margin, that is very difficult to predict, but there will be an upside in Brazil.

And that is something I mentioned in my previous answer, there is quite a bit of room for the correction in the price of beef. But in the international market, the demand for Brazilian beef is quite steep. And the price that we have is globally competitive when it comes to the production of protein. And there is the outlook of opening up new markets for Brazil, I’m referring to Japan, Korea, and others. So this, of course, will have an impact on the business in Brazil.

Isabella Simonato Excellent. Thank you very much.

Thiago Bortoluci, Goldman Sachs: Well, good day to everybody. Thank you for taking my question.

My first question, thinking forward, if we go back to that graph that you always have at the beginning of the presentation with the volatility of margins per business unit, you’re ending this year in a situation that is quite different from that of 2023 with most of the units with margins that are very close to historic peaks.

Now, when we look towards 2025, which would be the opportunities to enhance these already very good levels, justifying the growth of EBITDA for the coming year? That is my first question.

I have two questions in terms of capital allocation. First of all, focused on share buyback, the last time you announced it, you were very tactical. Now, for this new buyback cycle, should we imagine that you’re opening up some space? Or will this be a one-time event, depending on the market event? Or will this execution tend to be more classical, a classical buyback?

Finally, my last question, capital allocation. Guilherme spoke about the diversification, the return for the shareholder, and how important this is for the Company in the last few years. Now, when you analyze inorganic growth opportunities, how do you balance out that potential creation of value of the M&A versus a very low valuation of JBS for the time being? How to think about capital allocation, your preference for M&A or buybacks?

Guilherme Cavalcanti: Hello, Thiago. So, begin with the buyback part, the capital allocation, and then give the floor to Tomazoni.

Now, JBS has always worked with an open buyback program. Last year, we did not launch this because the year was so challenging, and there were other priorities of maintaining our leverage low, and we decided not to execute the buyback program. Once that moment was over, and because of the performance we have had this year, it made sense to once again open up the buyback program in a tactical way, as you mentioned.

Now, to have the opportunity to buy back in an exceptional year, as we had in 2021, we tend not to allocate everything to dividends. We have the cash service that, of course, is executed through a share buyback. Now, in the past, what we did was very aggressive in terms of the share buyback, it was a 10-year bonus at a three-year period. We issued bonuses or titles at 10%. This was very low-cost money, and when you calculate the return per shareholder, it is worth taking on low-cost money like this one.

Now, when we did this movement, the inflation in the United States was 9%. The position has changed completely at present. When we pass over inflation in the growth of our revenue, the situation at present is different, the cost of money is higher, the inflation rate is lower. So this formula is not that clear.

Now, if we have an exceptional year, we will do this in a tactical way, and as we have a great deal of capital discipline, we haven’t had any M&As, and in that case, we may opt for a share buyback program. It’s not a good way to compare multiples at JBS or targets. When Hillshire was purchased, the price was much higher than that was negotiated. It was negotiated 5 times. And then there was a new pricing, a new rating.

Now why? If we buy back the shares of JBS, we’re concentrated on a commodity. We are not diversifying. If we convey a higher multiple that were negotiated with a target, we will gain in terms of synergies. And we will see which are the synergies we will obtain, and we will be entering that idea of branding and customer preference. If you gain customer preference with a strong brand, you end up having pricing power and you can transfer prices more easily than when you’re focusing on a simple commodity.

Gilberto Tomazoni: So it’s not only looking at multiples and how they compare, it’s looking at the end of this or the result, the final result of this. Now, in terms of the margin, the graph that we showed you is to show you the results of the execution of our strategy. Beginning in 2013, we began efforts, we increased efforts on branded products and added value products, and when I speak about added value products, they could be in natura, as Friboi has done here with Maturatta, with Friboi, and as other companies have done. It is in Natura and Process as well. In 2013, we acquired Seara, and based on that, we carried out other acquisitions in the USA for prepared products in Australia, and we invested heavily here. Seara earned R$6,500- R$6,800 billion, and now earns close to R$50 billion. So all of this is a process of a construction and graph is a reflection of the efforts we have deployed in terms of branding and value-added products.

And since then, we have been creating this trend that is a growing trend. Now, when you see this greatest level, it’s simply an outlier in the curve. That was immediately after the pandemic. During the pandemic, we had an enormous demand worldwide, there was a larger supply, and all of our businesses ended up suffering from that impact.

But you made that remark. This year, we see that we are resuming all of this, and we will see that that curve continues to grow. This is what you can expect from JBS, our focus on added value and branding. That will have a repercussion on our products, of course.

Thiago Bortoluci, Thank you. Thank you very much.

Lucas Ferreira, JP Morgan: Good morning. I have two follow-up questions. Tomazoni, you refer to Friboi, JBS Brazil. Besides the price of the beef and livestock, if you could remark on the other businesses, Swift, leather. If I’m not mistaken, in the last quarter, this brought your average revenue downwards. Do you observe any enhancement besides the traditional business in JBS that could perhaps imply higher margin going forward?

And my second question, perhaps to Wesley for US Beef, along the same lines, it is natural that in the lower parts of the cycle, the Company will seek out operational efficiency. And my question is, where are we in terms of capturing profitability?

You have spoken about two points in margin. Now, can operational efficiency sustain the Company throughout another cycle?

Gilberto Tomazoni: I will begin to answer here. Yes, I would say that the contribution of other businesses is neutral when we compare the quarters, quarter on quarter at Friboi. The result you see here is a great contribution compared to other quarters. That’s a differential. We have several other businesses and because they are very diverse, there is also that idea of one business offsetting the other in the midterm. We have biodiesel plants, we have other plants, these are businesses we have invested in with that focus of sustainability.

And sustainability means becoming ever more efficient to have less residues and produce in a more sustainable way. We transform our residues into raw material through classic recycling, biodiesel, fertilizer, and soap. So all of these businesses, or leather, for example, all of these have their natural volatility, but compared to the size of Friboi, they are minor businesses. They don’t have significant contribution to obtain the margin that we obtain at Friboi.

Wesley Batista: Lucas, good morning. In terms of US Beef, the performance of US Beef improved a lot since last year. If you look at our margin last year, in the 3Q it was 1.6% and what we published today is 0.6%. When you look at the year-to-date result, you see that the cutout increased 3.7 and cattle increased 6.6. So the margin is more difficult, and the margin also has squeezed. So it’s coherent to the 2% that we mentioned.

When we look at the operation of the United States in the past year, we can see the performance is in line with our history, and we can improve 1.5-2%. We are about to finish the budgeting process, and we believe that this is possible. But we are talking about an excellent performance, and this is what we are after, of course, but the current performance is aligned with the history reported.

It’s right to say that if we can improve 1.5% in our margin, we are going to be able, probably, in a moment when female retention starts, we are going to minimize any negative impact due to the performance. And this is what we are looking after in our daily activities.

Lucas Ferreira: Okay, thank you.

Bruno Tomazetto, Itaú BBA: Good morning, everyone. Tomazoni, Guilherme, Wesley and Chris, thank you for the space. A quick follow-up on Brazil beef. If we could talk about the driver of the strong growth in the margin and the division. You talked about increase in exports and improvement in mix. At the end of the day, it seems that it’s an improvement of everything. Could you talk about the sequential margin expected?

And there’s a specific question about tax. There is a deferred tax not constituted of 2 billion. I would like to understand the drivers of this line, please.

Gilberto Tomazoni: Bruno, good morning. Thank you for the question. The Friboi business had, as a basis, cheaper prices for cattle. There was an increase in the domestic market and also in international market, so the driver came from the cost of the animals. So in the beginning, as I said, Friboi has developed along the time brands, products with value added, I even mentioned that Friboi has been top of mind for four years in a row in the segment, way ahead from the second place. And when you have more affordable product and the brand is aspirational, this is something that drives consumption.

And we have been working on the supermarket, and this is something that we have done in the supermarket, which is related to how the product is presented and talking about the quality of a product in partnerships with our clients. And we took advantage of this favorable consumption moment, and this was important in order to transform the results.

Customer service, added value, and services together with the driver. And the major driver was the more affordable cost of the cattle, of course. And as I said before, the international market played a very important role. The demand is very high, and the domestic market has some challenges considering that the cost that we have today would lead to a growth in the consumption and the demand is much more challenging.

Guilherme Cavalcanti: In terms of deferred tax, there are many companies across the world and JBS grew by means of different acquisitions and as all exporters, we have means, we have vehicles, and when we make loans inter-companies, you create financial expenses and revenues and accumulated losses that are not going to be used.

It may be that you get a way to make an acquisition and use it, but in general, you don’t use it, so it’s a normal thing, and it’s not cash, this is simply an accounting effect of an accumulated loss that is in an entity, in a vehicle that you are not going to carry out, and then you write it off, but it does not have zero cash impact and zero relevance.

Bruno Tomazetto: Okay, thank you very much. It’s very clear.

Operator: Excuse me. If there are no further questions, I would like to turn the call back to Mr. Tomazoni for his final remarks. You may proceed, sir.

Gilberto Tomazoni: Thank you all once again for attending this call. I would like to make two comments in order to end the call: I would like to reinforce that we have a multi-protein platform, multi-geography platform, and this is a very important competitive advantage. But that’s not enough. We have to operate the platform well. So I would like to thank our 270.000 employees who made an excellent implementation and execution of services. I would like to thank everyone.

And I would like to say that the robustness of this quarter is not an outlier, because if we consider the sum of all the results in the past few years, the return generated was about a 20% in dollars. So I would like to thank you all, and we count on you.

Operator: JBS’s conference has come to an end. We would like to thank everybody’s participation and have a good day.